Exhibit 99.1

FOR RELEASE August 5, 2019

China Biologic Reports Financial Results

for the Second Quarter of 2019

—2Q19 Total Sales Up 12.7% YoY in USD terms, or 20.4% YoY in RMB terms;

Net Income Up 45.5% YoY to $41.6 Million;

Non-GAAP Adjusted Net Income Up 29.1% YoY in RMB terms —

—1H19 Total Sales Up 14.0% YoY in USD terms, or 21.3% YoY in RMB terms;

Net Income Up 31.7% YoY to $79.3 Million;

Non-GAAP Adjusted Net Income Up 21.6% YoY in RMB terms —

—Board appoints Joseph Chow as CEO—

BEIJING, China – August 5, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial Highlights

•	Total sales in the second quarter of 2019 increased by 20.4% in RMB terms and 12.7% in USD terms to $135.7 million from $120.4 million in the same quarter of 2018.
•	Gross profit increased by 9.9% to $90.9 million from $82.7 million in the same quarter of 2018. Gross margin decreased to 67.0% from 68.7% in the same quarter of 2018.
•	Income from operations increased by 34.3% to $48.2 million from $35.9 million in the same quarter of 2018. Operating margin increased to 35.5% from 29.8% in the same quarter of 2018.
•	Non-GAAP adjusted income from operations increased by 23.1% in RMB terms and 15.2% in USD terms to $56.7 million from $49.2 million in the same quarter of 2018.
•	Net income attributable to the Company increased by 55.2% in RMB terms and 45.5% in USD terms, to $41.6 million from $28.6 million in the same quarter of 2018. Fully diluted earnings per share increased to $1.06 compared to $0.83 in the same quarter of 2018.
•	Non-GAAP adjusted net income attributable to the Company increased by 29.1% in RMB terms and 21.1% in USD terms to $48.7 million from $40.2 million in the same quarter of 2018. Non-GAAP adjusted earnings per share increased to $1.24 from $1.17 in the same quarter of 2018.

“China Biologic continued to deliver solid financial results in the second quarter, driven primarily by higher-than-usual sales volumes of albumin and a high growth in sales volume for certain hyper-immunoglobulin products. However, IVIG sales remained sluggish, and the growth of albumin sales slowed down. While we closely monitor the impact of changes in the policy and market environment, we maintain our outlook for the year,” said Joseph Chow, Chairman and CEO of China Biologic.

“As expected, the growth in albumin sales that we had experienced in the first quarter decelerated during the second quarter, reflecting the alleviation of the albumin supply shortage situation in the market due to relaxation of import constraints imposed in the earlier months of 2019. We expect growth in albumin sales to slow down further during the second half of the year, as a result of our relatively fixed level of annual production of albumin and the large volume of albumin which was oversold in the first half of the year. Sales of IVIG products during the second quarter still lagged behind our expectations, reflecting the continued negative impact of the policy controls on higher-unit-cost prescription drugs. Looking ahead, our polypeptide products may be included in China’s national and regional key drug lists for monitoring and prescription control, which we expect would significantly impact its sales. In addition, due to the increase of our account receivable turnover days relative to peer companies in the last two quarters, we have decided to begin a comprehensive review of our existing credit sale policies regarding pricing and credit terms, and to increase collection efforts to ensure our credit exposure is within the limits of our risk tolerance level. These measures could potentially impact our sales in the near term.”

“In June, we obtained approval from the China National Medical Products Administration to begin human clinical trials on a Human von Willebrand Factor (“VWF”) product, which is intended to be used for the treatment of bleeding episodes including surgical bleeding in patients with von Willebrand disease. We expect that it will take approximately three years to complete the clinical trials. In late July, we received the operating permit for our new Wenchang plasma collection station in Hainan Province and immediately commenced commercial operations. We are also pleased to announce that in early August we completed the acquisition of the remaining 20% interest in TianXinFu and made it an indirect wholly-owned subsidiary of the Company, which will allow us to fully capture the growth potential of this leading player in the regenerative medical bio-material industry, better realize the synergies between TianXinFu’s business and China Biologic’s high-end coagulation factor business, and receive the full benefits and earnings accretion from existing and future TianXinFu products.”

“Moving forward, with a stable and experienced team in place, we will continue our efforts to execute our sales and marketing strategies, including expanding our sales coverage and enhancing promotion of IVIG and high-end coagulation factor products to improve their prescription volumes in hospitals.”

Appointment of Joseph Chow as CEO

The Company today announced that its board of directors (the “Board”) has appointed Mr. Joseph Chow as the CEO of the Company, effective August 5, 2019.

Mr. Chow is an experienced executive and has held managerial positions in various public and private companies. Mr. Chow has been a member of our Board since November 2014, our Chairman since February 2019 and our acting CEO since May 2019. After the departure of our former CEO in May 2019, the Board formed a search committee to seek a new CEO for the Company. After several months' search and evaluation of both internal and external candidates, the search committee recommended Mr. Chow to the Board and the Board approved his appointment. The Board believes that, with his deep understanding of the Company and extensive experience in corporate finance and management, Mr. Chow is well qualified for the position and will lead the Company towards long-term sustainable growth.

Mr. Chow will continue to serve as a director and the Chairman of the Company. In order to fully devote to the affairs of the Company, Mr. Chow has resigned from all positions he previously held at Centurium Capital and no longer holds any interest in Centurium Capital or funds managed by it.

Mr. Chow stated, “I am thankful for the confidence and trust the Board has placed in me as the Company’s new CEO. I am looking forward to working with the management, employees and partners to redevelop the future roadmap for our business that charts its course and ensures long-term improved and sustainable growth.”

Share Repurchase Program

In May 2019, the Board authorized a share repurchase program under which China Biologic may repurchase up to US$150 million worth of shares over a 12-month period. As of June 30, 2019, the Company had repurchased 121,852 shares at a total of $11.0 million under this program.

Second Quarter 2019 Financial Performance

Total sales in the second quarter of 2019 increased by 20.4% in RMB terms, or 12.7% in USD terms, to $135.7 million from $120.4 million in the same quarter of 2018.

Total sales for biopharmaceutical products (including plasma products and placenta polypeptide products) increased by 21.6% in RMB terms, or 14.0% in USD terms, to $122.3 million from $107.3 million in the same quarter of 2018, as a result of increased sales of human albumin products, certain hyper-immune products and coagulation factor products, which was partly offset by decreased sales of placenta polypeptide products. For plasma products, total sales in the second quarter of 2019 increased by 31.2% in RMB terms, or 22.8% in USD terms, to $111.0 million from $90.3 million in the same quarter of 2018.

Total sales for biomaterial products in the second quarter of 2019 increased by 9.9% in RMB terms, or 3.1% in USD terms, to $13.4 million from $13.0 million in the same quarter of 2018, as a result of higher sales concentration of higher-unit-price artificial dura mater products.

During the second quarter of 2019, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 36.9% in RMB terms, or 28.3% in USD terms, from $38.1 million in the second quarter of 2018 to $48.9 million in the second quarter of 2019. Revenue from IVIG products increased by 4.0% in RMB terms, or decreased by 2.5% in USD terms, from $28.1 million in the second quarter of 2018 to $27.4 million in the second quarter of 2019. As a percentage of total sales, sales from human albumin and IVIG products were 36.0% and 20.2%, respectively, in the second quarter of 2019.

Sales volume of human albumin products increased by 38.2% for the second quarter of 2019, primarily due to increased sales volumes in the distributor and pharmacy channels, supplemented by increased direct sales to hospitals and inoculation centers. The sales volume of IVIG products increased by 5.3% for the second quarter of 2019 as a result of increased sales through the direct sales channel.

The average prices for human albumin and IVIG products decreased by 0.9% and 1.2%, respectively, in RMB terms in the second quarter of 2019 compared to the same quarter of 2018 because of higher sales volume in the distributor channel and lower prices to certain distributors reflecting intensified market competition for major plasma products. In USD terms, the average price for human albumin and IVIG products decreased by 7.2% and 7.5%, respectively, in the second quarter of 2019 compared to the same quarter of 2018.

Revenue from other immunoglobulin products increased by 31.9% in RMB terms, or 23.5% in USD terms in the second quarter of 2019 compared to the same quarter of 2018, reaching 14.0% of total sales as compared to 12.8% of total sales in the same quarter of 2018. The revenue increase was mainly attributable to increased sales volume of human rabies immunoglobulin and human tetanus immunoglobulin products.

Revenue from other plasma products, including human coagulation factor VIII, human prothrombin complex concentrate, and human fibrinogen products, increased by 92.7% in RMB terms, or 80.5% in USD terms, in the second quarter of 2019 compared to the same quarter of 2018, representing 11.5% of total sales in the second quarter of 2019. The growth mainly came from increased sales through the distributor channel.

Revenue from placenta polypeptide products decreased by 29.0% in RMB terms, or 33.5% in USD terms for the second quarter of 2019 as compared to the same quarter of 2018, accounting for 8.3% of total sales compared to 14.1% of total sales in the second quarter of 2018, mainly in line with a decrease in sales volume as a result of the inclusion of placenta polypeptide products in regional adjuvant drug lists, which put a downward pressure on their prescription volume.

Cost of sales increased by 19.1% to $44.8 million in the second quarter of 2019 from $37.6 million in the same quarter of 2018. As a percentage of total sales, cost of sales increased to 33.0% from 31.2% in the same quarter of 2018, mainly due to decreased sales prices for most of the Company’s plasma products and increased plasma collection costs.

Gross profit increased by 9.9% to $90.9 million in the second quarter of 2019 from $82.7 million in the same quarter of 2018. Gross margin was 67.0% and 68.7% in the second quarter of 2019 and 2018, respectively.

Total operating expenses in the second quarter of 2019 decreased by $4.2 million, or 9.0%, to $42.7 million from $46.9 million in the same quarter of 2018. This decrease mainly consisted of a decrease of $5.9 million in general and administrative expenses, partially offset by an increase of $1.2 million in selling expenses and $0.5 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 31.5% in the second quarter of 2019 from 39.0% in the same quarter of 2018.

Selling expenses in the second quarter of 2019 increased by $1.2 million, or 4.9%, to $25.6 million from $24.4 million for the second quarter of 2018. The increase is primarily due to increased selling expenses for plasma products and biomaterial products, which is partly offset by a decrease in marketing and promotion expenses related to placenta polypeptide products. As a percentage of total sales, selling expenses decreased to 18.9% for the second quarter of 2019 from 20.3% in the same quarter of 2018.

General and administrative expenses in the second quarter of 2019 decreased by $5.9 million, or 28.6%, to $14.7 million from $20.6 million in the same quarter of 2018. As a percentage of total sales, general and administrative expenses decreased to 10.8% for the second quarter of 2019 from 17.1% for the same quarter of 2018. The decrease in general and administrative expenses was mainly because of a decrease in share-based compensation expenses and a reversal of allowance for doubtful accounts receivable.

Research and development expenses in the second quarter of 2019 increased by $0.5 million, or 26.3%, to $2.4 million from $1.9 million in the same quarter of 2018. As a percentage of total sales, research and development expenses increased to 1.8% from 1.6% in the same quarter of 2018.

Income from operations in the second quarter of 2019 increased by 43.4% in RMB terms, or 34.3% in USD terms, to $48.2 million from $35.9 million in the same quarter of 2018. Operating margin increased to 35.5% in the second quarter of 2019 from 29.8% in the second quarter of 2018.

Income tax expense in the second quarter of 2019 increased by 22.4%, to $8.2 million from $6.7 million in the same period of 2018. The effective income tax rate was 14.4% and 16.5% for the second quarter of 2019 and 2018, respectively.

Net income attributable to the Company increased by 55.2% in RMB terms, or 45.5% in USD terms, to $41.6 million in the second quarter of 2019 from $28.6 million in the same period of 2018. Net margin increased to 30.7% in the second quarter of 2019 from 23.8% in the same period of 2018. Diluted net earnings per share increased to $1.06 in the second quarter of 2019 compared to $0.83 in the same period of 2018.

Non-GAAP adjusted income from operations increased by 23.1% in RMB terms, or 15.2% in USD terms, to $56.7 million in the second quarter of 2019 from $49.2 million in the same period of 2018.

Non-GAAP adjusted net income attributable to the Company increased by 29.1% in RMB terms and 21.1% in USD terms, to $48.7 million in the second quarter of 2019 from $40.2 million in the same period of 2018. Non-GAAP net margin increased to 35.9% in the second quarter of 2019 from 33.4% in the same period of 2018. Non-GAAP adjusted net income per diluted share increased to $1.24 in the second quarter of 2019 from $1.17 in the same period of 2018.

Non-GAAP adjusted income from operations for the second quarter of 2019 excludes $6.5 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the second quarter of 2019 exclude $5.6 million in non-cash employee share-based compensation expenses, and $1.4 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

First Half 2019 Financial Performance

Total sales in the first half of 2019 increased by 21.3% in RMB terms, or 14.0% in USD terms, to $265.5 million from $232.8 million in the same period of 2018.

Total sales for biopharmaceutical products increased by 21.9% in RMB terms, or 14.5% in USD terms, to $238.7 million from $208.4 million in the same period of 2018, as a result of increases in the sales of human albumin products, immunoglobulin products and coagulation factor products, which was partly offset by decreases in the sales of placenta polypeptide products. For plasma products, total sales in the first half of 2019 increased by 33.4% in RMB terms, or 25.4% in USD terms, to $219.8 million from $175.3 million in the same period of 2018. As a percentage of total sales, sales from human albumin and IVIG products accounted for 39.8% and 21.3%, respectively, in the first half of 2019.

Total sales for biomaterial products in the first half of 2019 increased by 16.4% in RMB terms, or 9.4% in USD terms, to $26.7 million from $24.4 million in the same period of 2018, as a result of higher sales concentration in higher-unit-price artificial dura mater products.

Cost of sales increased by 24.8% to $89.0 million in the first half of 2019 from $71.3 million in the same period of 2018. As a percentage of total sales, cost of sales increased to 33.5% from 30.6% in the same period of 2018, mainly because of decreased sales prices for most of the Company’s plasma products, and increased plasma collection costs.

Gross profit increased by 9.3% to $176.5 million in the first half of 2019 from $161.5 million in the same period of 2018. Gross margin was 66.5% and 69.4% in the first half of 2019 and 2018, respectively.

Total operating expenses in the first half of 2019 decreased by $2.3 million, or 2.7%, to $84.4 million from $86.7 million in the same period of 2018. This decrease mainly consisted of a decrease of $2.7 million in general and administrative expenses and $0.6 million in selling expense, partially offset by an increase of $1.1 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 31.8% in the first half of 2019 from 37.2% in the same period of 2018.

Income from operations in the first half of 2019 increased by 30.9% in RMB terms, or 23.1% in USD terms, to $92.1 million from $74.8 million in the same period of 2018. Operating margin increased to 34.7% in the first half of 2019 from 32.1% in the first half of 2018.

Income tax expense in the first half of 2019 increased by $2.6 million, or 19.3%, to $16.1 million from $13.5 million in the same period of 2018. The effective income tax rate was 14.7% and 15.9% for the first half of 2019 and 2018, respectively.

Net income attributable to the Company increased by 40.2% in RMB terms, or 31.7% in USD terms, to $79.3 million in the first half of 2019 from $60.2 million in the same period of 2018. Net margin increased to 29.9% in the first half of 2019 from 25.9% in the same period of 2018. Diluted net earnings per share increased to $2.01 in the first half of 2019 compared to $1.75 in the same period of 2018.

Non-GAAP adjusted income from operations increased by 16.7% in RMB terms and 9.7% in USD terms to $108.9 million in the first half of 2019 from $99.3 million in the same period of 2018.

Non-GAAP adjusted net income attributable to the Company increased by 21.6% in RMB terms, and 14.3% in USD terms, to $93.2 million in the first half of 2019 from $81.6 million in the same period of 2018. Non-GAAP net margin remained comparatively stable at 35.1% in the first half of 2019 compared with 35.0% in the same period of 2018. Non-GAAP adjusted net income per diluted share was $2.36 and $2.37, respectively, in the first half of 2019 and 2018.

Non-GAAP adjusted income from operations for the first half of 2019 excludes $12.8 million in non-cash employee share-based compensation expenses, and $4.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the first half of 2019 exclude $11.1 million in non-cash employee share-based compensation expenses, and $2.8 million in amortization of intangible assets and land use rights related to the acquisition of TianXinFu.

As of June 30, 2019, the Company had $202.5 million in cash on hand and demand deposits, $523.9 million in time deposits, and $191.1 million in short term investments.

Net cash provided by operating activities for the first half of 2019 was $94.2 million as compared to $45.5 million for the same period of 2018. The $48.7 million increase in net cash provided by operating activities was a combined result of the increase in net income and a slowdown of increase in accounts receivable and inventories compared to the first half of 2018.

Accounts receivable increased by $15.2 million during the first half of 2019 as compared to $30.3 million during the same period of 2018. The accounts receivable turnover days for plasma products increased to 102 days during the first half of 2019 from 88 days during the same period of 2018, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distributor channel.

Inventories increased by $4.3 million in the first half of 2019, which was milder than the increase of $21.4 million in the same period of 2018. This reflected a lower level of albumin inventory attributable to higher-than-expected albumin sales, which was partially offset by higher IVIG inventory due to sluggish IVIG sales.

Net cash used in investing activities for the first half of 2019 was $117.5 million as compared to $168.9 million for the same period of 2018. During the first half of 2019, the Company paid $15.1 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and the Company also purchased time deposits and short-term investments in the amount of $1,265.0 million. This was partly offset by $1,162.7 million from the maturity of time deposits and short term investments. Net cash used in investing activities in the first half of 2018 mainly consisted of $529.6 million payment for purchase of time deposits and short term investments, and $19.1 million for the acquisition of property, plant and equipment, intangible assets, and land use rights, which was partly offset by $97.7 million cash received upon acquisition of TianXinFu and the maturity of $282.1 million time deposits and short term investments.

Net cash used in financing activities for the first half of 2019 was $114.9 million as compared to net cash provided by financing activities of $0.8 million for the same period of 2018. In the first half of 2019, $110.0 million was remitted to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company. During this period, 1,196,228 shares were repurchased at a total amount of $111.0 million. Net cash provided by financing activities in the first half of 2018 represented proceeds of $0.8 million from stock options exercised.

Financial Outlook

The Company reiterates its forecast for the full year 2019. The company expects both non-GAAP adjusted income from operations and non-GAAP adjusted net income to increase by 4% to 6% in RMB terms over full year 2018 financial results.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.59 = $1.00 based on weighted average quarterly exchange rates in 2018 in translating 2018 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2019 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2019. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on Tuesday, August 6, 2019, which is 7:30 pm Beijing Time on August 6, 2019, to discuss its second quarter 2019 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through August 13, 2019. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10133955

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan and amortization of acquired intangible assets and land use rights. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	USD	USD	USD	USD
Sales:	135,696,199	120,377,293	265,480,266	232,842,183
Plasma products:
Human Albumin	48,909,671	38,134,120	105,722,460	71,930,081
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	27,378,416	28,111,148	56,422,596	59,896,369
Other Immunoglobulin products	19,025,521	15,405,847	32,114,741	28,425,404
Others	15,639,597	8,665,576	25,509,605	15,038,538
Placenta Polypeptide	11,314,880	17,013,150	18,973,870	33,107,795
Biopharmaceutical products	122,268,085	107,329,841	238,743,272	208,398,187
Artificial Dura Mater	12,567,201	12,815,856	24,881,234	22,759,839
Others	860,913	231,596	1,855,760	1,684,157
Biomaterial products	13,428,114	13,047,452	26,736,994	24,443,996

Cost of sales	44,793,259	37,638,545	89,033,704	71,330,228
Gross profit	90,902,940	82,738,748	176,446,562	161,511,955

Operating expenses
Selling expenses	25,642,174	24,352,111	44,370,433	45,047,326
General and administrative expenses	14,658,433	20,583,026	35,255,993	37,970,101
Research and development expenses	2,431,379	1,945,921	4,762,204	3,662,875
Income from operations	48,170,954	35,857,690	92,057,932	74,831,653

Other income (expenses)
Equity in income of an equity method investee	851,981	430,509	1,445,011	1,498,554
Interest expense	(125,032)	(68,109)	(188,809)	(135,673)
Interest income	5,920,033	3,237,207	12,445,872	6,241,136
Other income, net	1,981,106	1,341,402	3,581,482	2,626,465
Total other income, net	8,628,088	4,941,009	17,283,556	10,230,482

Income before income tax expense	56,799,042	40,798,699	109,341,488	85,062,135

Income tax expense	8,161,639	6,743,682	16,080,081	13,451,137

Net income	48,637,403	34,055,017	93,261,407	71,610,998

Less: Net income attributable to noncontrolling interest	6,990,249	5,412,147	13,922,146	11,383,051

Net income attributable to China Biologic Products Holdings, Inc.	41,647,154	28,642,870	79,339,261	60,227,947

Earnings per share of ordinary share:
Basic	1.07	0.84	2.01	1.76
Diluted	1.06	0.83	2.01	1.75
Weighted average shares used in computation:
Basic	38,496,323	33,213,938	38,911,830	33,187,923
Diluted	38,586,250	33,345,062	39,003,195	33,347,605

Net income	48,637,403	34,055,017	93,261,407	71,610,998

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	(27,689,871)	(43,595,004)	(3,373,450)	(11,801,779)

Comprehensive income	20,947,532	(9,539,987)	89,887,957	59,809,219

Less: Comprehensive income attributable to noncontrolling interest	3,369,049	508,757	12,121,308	9,872,451

Comprehensive income attributable to China Biologic Products Holdings, Inc.	17,578,483	(10,048,744)	77,766,649	49,936,768

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2019	December 31, 2018
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	202,451,083	338,880,559
Time deposits	523,885,887	537,478,040
Short term investments	191,132,785	76,048,594
Accounts receivable, net of allowance for doubtful accounts	139,528,398	125,115,842
Inventories	246,763,567	243,295,512
Prepayments and other current assets, net of allowance for doubtful accounts	34,510,066	36,369,275
Total Current Assets	1,338,271,786	1,357,187,822

Property, plant and equipment, net	180,067,627	178,327,361
Intangible assets, net	49,104,013	53,258,871
Land use rights, net	34,824,538	32,204,342
Equity method investment	16,828,849	15,428,028
Prepayment in equity securities	-	10,812,893
Other investments	10,812,893	-
Loan receivable - non current	37,751,620	39,942,591
Goodwill	313,072,254	313,588,803
Other non-current assets	13,602,789	9,227,970
Total Assets	1,994,336,369	2,009,978,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	4,816,135	11,404,642
Income tax payable	14,502,086	11,010,347
Other payables and accrued expenses	107,263,399	99,933,793
Total Current Liabilities	126,581,620	122,348,782

Deferred income	2,577,006	2,824,212
Non-current income tax payable	24,905,728	26,899,038
Other liabilities	13,784,274	13,203,485
Total Liabilities	167,848,628	165,275,517

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
41,714,719 and 41,616,320 shares issued at June 30, 2019 and December 31, 2018, respectively;
38,263,787 and 39,361,616 shares outstanding at June 30, 2019 and December 31, 2018, respectively	4,171	4,162
Additional paid-in capital	1,202,727,599	1,189,698,494
Treasury share: 3,450,932 shares at June 30, 2019 and 2,254,704 at December 31, 2018, respectively, at cost	(167,432,883)	(56,425,094)
Retained earnings	713,821,999	634,482,738
Accumulated other comprehensive loss	(47,283,313)	(45,710,701)
Total equity attributable to China Biologic Products Holdings, Inc.	1,701,837,573	1,722,049,599

Noncontrolling interest	124,650,168	122,653,565

Total Shareholders’ Equity	1,826,487,741	1,844,703,164

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,994,336,369	2,009,978,681

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2019	2018
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	93,261,407	71,610,998
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,983,092	6,577,959
Amortization	4,527,682	5,149,167
Loss on disposal of property, plant and equipment	82,137	98,555
Fair value changes of short term investments	(2,288,576)	(2,626,465)
Allowance (reversal) for doubtful accounts - accounts receivable, net	430,927	(4,703)
Reversal for doubtful accounts - prepayments and other receivables	(19,560)	-
Write-down for obsolete inventories	391,215	-
Deferred income tax benefit	(2,054,341)	(4,314,498)
Share-based compensation	12,791,884	19,846,826
Equity in income of an equity method investee	(1,445,011)	(1,498,554)
Change in operating assets and liabilities:
Accounts receivable	(15,232,984)	(30,298,478)
Inventories	(4,314,603)	(21,365,581)
Prepayments and other current assets	789,688	(8,339,852)
Other non-current assets	(787,001)	-
Accounts payable	(4,500,433)	(1,321,840)
Income tax payable	3,558,375	(1,747,739)
Other payables and accrued expenses	4,267,065	17,286,649
Deferred income	(245,956)	(261,672)
Non-current income tax payable	(1,993,310)	(3,250,000)
Other liabilities	(970,039)	-
Net cash provided by operating activities	94,231,658	45,540,772

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	-	97,702,278
Purchase of time deposits	(908,002,883)	(206,656,231)
Proceeds from maturity of time deposits	920,485,867	108,029,200
Purchase of short term investments	(357,025,912)	(322,948,071)
Proceeds from maturity of short term investments	242,169,502	174,086,107
Payment for property, plant and equipment	(12,731,955)	(18,443,583)
Payment for intangible assets and land use rights	(2,385,371)	(700,720)
Proceeds from disposal of property, plant and equipment	1,907	17,562
Net cash used in investing activities	(117,488,845)	(168,913,458)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	237,231	766,906
Payment to an investment bank for share repurchase	(110,042,776)	-
Dividend paid by subsidiaries to noncontrolling interest shareholders	(5,062,353)	-
Net cash (used in)/ provided by financing activities	(114,867,898)	766,906

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,695,609	6,568,136

NET DECREASE IN CASH AND CASH EQUIVALENTS	(136,429,476)	(116,037,644)

Cash and cash equivalents at beginning of period	338,880,559	219,336,848

Cash and cash equivalents at end of period	202,451,083	103,299,204

Supplemental cash flow information
Cash paid for income taxes	16,812,861	23,356,958
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	2,226,126	5,028,782
Set-off loan receivable against accounts payable	2,160,070	-
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	-	337,186,892
Land use right acquired with prepayments made in prior periods	2,689,467	-
Share repurchase using the prepayment to an investment bank	110,965,013	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	June 30,	June 30,
	2019	2018
	USD	USD
Income from Operations	48,170,954	35,857,690
Non-cash employee share-based compensation	6,485,917	10,837,592
Amortization of acquired intangible assets and land use rights	2,036,171	2,472,350
Adjusted Income from Operations - Non GAAP	56,693,042	49,167,632

Net Income Attributable to the Company	41,647,154	28,642,870
Non-cash employee share-based compensation	5,630,041	9,914,207
Amortization of acquired intangible assets and land use rights	1,384,596	1,681,198
Adjusted Net Income Attributable to the Company - Non GAAP	48,661,791	40,238,275
Diluted EPS - Non GAAP	1.24	1.17

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,586,250	33,345,062

	For the Six Months Ended
	June 30,	June 30,
	2019	2018
	USD	USD
Income from Operations	92,057,932	74,831,653
Non-cash employee share-based compensation	12,791,884	19,846,826
Amortization of acquired intangible assets and land use rights	4,091,203	4,629,652
Adjusted Income from Operations - Non GAAP	108,941,019	99,308,131

Net Income Attributable to the Company	79,339,261	60,227,947
Non-cash employee share-based compensation	11,080,132	18,176,844
Amortization of acquired intangible assets and land use rights	2,782,018	3,148,163
Adjusted Net Income Attributable to the Company - Non GAAP	93,201,411	81,552,954
Diluted EPS - Non GAAP	2.36	2.37

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,003,195	33,347,605

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